Meade Instruments Corporation

27 HUBBLE, SUITE 100, IRVINE, CALIFORNIA 92618-5200 U.S.A. (949) 451-1450 ■ FAX: (949) 451-1460 ■ www.meade.com

March 10, 2009

United States Securities and Exchange Commission

c/o Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

100 F Street, NE, Mail Stop 3030

Washington, DC 20549

RE:	Meade Instruments Corp. (the “Company”)
Form 10-K for the year ending February 29, 2008
Filed June 13, 2008
File No. 000-22183

Dear Mr. Webb:

Thank you for your letter dated February 18, 2009.  We understand that the purpose of your comment letter is to assist us in our compliance with disclosure requirements and to enhance the overall disclosures in our filings.  We look forward to working with you in this regard.

On behalf of Meade Instruments Corporation, this letter contains our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended February 29, 2008 and Form 10-Q for the Quarterly Period Ended November 30, 2008.  For the Staff’s convenience, the comments received in the letter have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

Financial Statements, page 33

Consolidated Balance Sheets, page F-2

Question #1:

We note recently your recorded book value (stockholders’ equity) has exceeded (and currently exceeds) your market capitalization.  Please tell us how this fact impacted your consideration of the guidance at SFAS 142 (including paragraph 23 thereof) related to the need to assess goodwill for impairment, the determination of the fair value of your reporting units and the impact of such fair value measurements on your impairment assessment conclusions.  In a related matter, please also tell us how the fact your book value exceeds your market capitalization was considered when assessing your finite lived acquisition-related intangibles and long-lived assets for impairment.  Revise your disclosures in future filings as necessary based on our comment.

Company Response to Question #1:

Paragraph 23 of SFAS 142 states the following:

“Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available.  However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.  The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.”

The decrease in market capitalization below book value of stockholders equity referenced in the Commission’s comment letter occurred in the subsequent period and is consistent with the Company’s performance in the subsequent period. The Company’s market cap was approximately $36 million at February 29, 2008 and $26 million at the time that the Company’s Form 10-K was filed, while the book value of stockholders’ equity was $24.5 million.

The Company believes that a discounted cash flow approach is most appropriate in evaluating the goodwill at the Company’s two reporting units (Meade U.S. and Meade Europe), as opposed to using current market capitalization.  In fact, after the recent divestiture, the Company has no remaining goodwill at all left on its balance sheet.  The fair value of the Company as determined by market capitalization is currently less than the book value of stockholders’ equity and, in fact, is less than the net cash on the balance sheet.

As such, the Company separately tested the goodwill associated with its two reporting units for impairment as of the fiscal year ended February 29, 2008 in accordance with SFAS 142.  The Company used the distinct and identifiable cash flows of the two reporting units in its impairment testing.   The Company believes that this was the appropriate time to test goodwill since there had not been any impairment indicators since the prior year’s impairment test.

The Company determined that there was no impairment of goodwill associated with its Meade Europe reporting unit.  This reporting unit had a history of generating substantial profits and its long-term forecast showed continued profitability.  The analysis of discounted cash flows demonstrated that the value of the goodwill was recoverable.  Indeed, on January 27, 2009, at a time when the Company’s market capitalization was less than $3 million, the Company sold its European reporting unit for gross cash proceeds of $12.4 million.

At the same time, the Company determined that there was indeed an impairment of goodwill at the Meade U.S. reporting unit and the Company recorded a goodwill impairment charge of $1.6 million.  During the time of the analysis, the Company decreased its long-term revenue and cash flow forecast for the Meade U.S. reporting unit due to the general deterioration in the end markets for consumer discretionary products such as Meade’s as well as due to specific information that certain customers were decreasing their forecast for sales of Meade product.  The resulting analysis demonstrated that the goodwill was not recoverable.

In regards to the Company’s analysis of finite-lived acquisition-related intangibles and long-lived assets, the analysis between reporting units was similar.  The Company analyzed the distinct cash flows associated with the intangible assets to determine whether the carrying value of those assets was recoverable.  One key difference is that subsequent to year-end and prior to the filing of the Form 10-K, the Company divested a significant portion of the acquisition related intangible assets in three separate transactions.  The Company recorded a gain on each of the three divestitures and believes that the prices actually paid for these assets were a better indicator of their fair value than an extrapolation based on the market capitalization of the Company.

In future filings we will enhance our disclosures to contain more of this data.

Question #2

We see your presentation of deferred stock compensation as contra equity accounts in both your February 29, 2008 consolidated balance sheets as well as the related consolidated statements of stockholders’ equity.  We note that Statement 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation on the balance sheet before services are provided.  Refer to paragraph 74 of Statement 123R.  Tell us why you believe your current presentation is appropriate.

Company Response to Question #2:

The Company recognizes compensation costs in the financial statements as services are provided in accordance with SFAS 123R.   All stock compensation expense is recognized in the statement of operations.

In future filings and in accordance with Paragraph 74, we will reclassify this account against the appropriate equity accounts.

Notes to Consolidated Financial Statements, page F-6

8. Employee Stock Ownership Plan, page F-20

Question #3

We note you indicate on page F-21 that “the fair value of the common stock at any plan year end is to be determined by an independent appraiser so long as the stock is not readily tradable on an established market”.  Please tell us about the nature and extent of the appraisers involvement in your decision-making process associated with the valuation of the referenced common stock.  While in future filings you (management) may elect to take full responsibility for valuing assets, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm.

In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you may be required to include the consent of the appraisal firm as an exhibit to the registration statement.

Company Response to Question #3:

The ESOP’s shares have been readily tradable on an established market for a number of years and the Company no longer relies on an independent appraiser and did not rely on an independent appraiser for any of the periods presented.  In addition, the ESOP was terminated in a subsequent period and all shares distributed to participants, so the Company will not rely on an independent appraiser in the future.  We will amend language in future filings to reflect this.

10. Business Segments, Geographic Data and Major Customers, page F-24

Question #4

Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments.  See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.”  Please address our concern in your future filings.

Company Response to Question #4:

In future filings we will only present tangible assets in our SFAS 131 disclosures.

Item 9A Controls and Procedures, page 31

Question #5

Although we note the risk factor disclosure on page 17 of the 10-K, it does not appear that management has completed its assessment of internal control over financial reporting as of February 29, 2008.  We note that you have not provided Management’s Report on Internal Control over Financial Reporting in this 10-K.  Since you were required to file an annual report for the prior fiscal year, you are required to report on your management’s assessment of internal control over financial reporting.  If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

•                  the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at:  http://www.sec.gov/rueles/final/2007/33-8809.pdf; and

•                  the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•                  the “Sarbanes-Oxley Section 404 — A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please evaluate whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of the disclosure controls and procedures at February 29, 2008.  In particular, please consider the definition of disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/copfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulations S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  This comment also applies to your Forms 10-Q for the quarterly period ended May 31, 2008, August 31, 2008 and November 30, 2008.

Please note that the failure to perform management’s assessment adversely affects the company and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gove/divisions/corpfin/guidance/regs-kinterp.htm.

Company Response to Question #5:

Management did complete its assessment of internal control over financial reporting as of February 29, 2008 prior to the filing of the Form 10-K for the fiscal year ended February 29, 2008 (the “2008 Form 10-K”).  We will amend our 2008 Form 10-K to expand the discussion of our assessment of internal control over financial reporting.  Item 9A of the 2008 Form 10-K will be amended to read as follows:

“Item 9A(T).  Control and Procedures

Evaluation of Disclosure Controls and Procedures.

The Company’s management (with the participation of our Chief Executive Officer and Chief Financial Officer) evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this report.  Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been or will be detected.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

The Company’s Chief Executive Officer and Chief Financial Officer concluded, based on their evaluation, that the Company’s disclosure controls and procedures were not effective as of the end of the period covered by this report, because we failed to include the Management’s Annual Report on Internal Control Over Financial Reporting in our Form 10-K for the fiscal year ended February 29, 2008. We remedied this failure in the effectiveness of our disclosure controls and procedures by amending our Form 10-K to include the required management’s report. We have implemented additional controls and procedures designed to ensure that disclosures provided by the Company meet the then current requirements of the applicable filing made under the Exchange Act.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(e) under the Exchange Act. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, our management has concluded that as of February 29, 2008, our internal control over financial reporting is effective.  This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Company management has concluded that the internal controls over financial reporting provide reasonable assurance that the objectives of our control system are met.  However, Company management (including the Chief Executive Officer and Chief Financial Officer) does not expect that the internal controls will prevent all errors and all fraud.

Changes in Controls over Financial Reporting.

There was no change in our internal control over financial reporting, known to the Chief Executive Officer or the Chief Financial Officer that occurred during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, except as follows:

During the quarter ended November 30, 2007, the Company identified a material weakness in its internal control over work-in-process inventory.  A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected.  The material weakness was the result of a combination of inadequate procedures and inventory tracking systems related to the timely closure of work orders.  The Company believes that the weakness was remediated prior to the fiscal year end at February 29, 2008 by the implementation of improved procedures and reporting.  The Company completed an internal review of work-in-process inventory during the fourth quarter ended February 29, 2008.”

In addition, we will amend our Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K with respect to our Form 10-K for the fiscal year ended February 29, 2008 and our Form 10-Qs for the periods ended May 31, 2008, August 31, 2008 and November 30, 2008.  These certifications will now include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended November 30, 2008

Financial Statements, page 2

Notes to Consolidated Financial Statements, page 5

C. Gain on Brand Sales, page 6

Question #6

We see that in April and June of 2008 you sold various brands and inventory.  In future filings, please clearly disclose why such dispositions did not qualify as discontinued operations based on the guidance at paragraphs 41 to 43 of SFAS 144.

Company Response to Question #6:

In April and June of 2008 we sold three brands and associated inventory.  Paragraph 41 of SFAS 144 defines discontinued operations as a component of an entity comprised of “operations and cash flows that can clearly be distinguished, operationally and for financial reporting purposes, from the rest of the entity.”

We did not treat the brand sales as discontinued operations because the operations and cash flows could not be clearly distinguished from the rest of entity.  These brands and inventory were

fully integrated into the structure of a much larger business.   In future filings, we will more clearly disclose how these brands were integrated into Company and why they were not classified as discontinued operations.

Question #7

In a related matter, we see you filed Forms 8-K on April 22 and June 16, 2008 to report the sales transactions referenced above but we did not see any pro forma information required by Item 9.01(b) of the Form 8-K rules in the filings.  Please either tell us where to find such pro forma information or tell us why no pro forma information was required to be filed for the sales transactions.

Company Response to Question #7:

No pro-forma information was required for the sale of the transactions disclosed on the Forms 8-K.   Per review of the Form 8-K rules and references to Rule 11-01 and Rule 805 of Regulation S-X, we concluded that the assets sold did not constitute a significant subsidiary as prescribed by Rule 11-01 of Article 11 of Regulation S-X.  In addition, Rule 805 applies to smaller reporting companies such as us and applies only to acquisitions, not dispositions.

Item 3. Controls and Procedures, page 25

Question #8

Please revise this filing as well as your Forms 10-Q for the quarterly period ended May 31, 2008 and August 31, 2008 to disclose any changes in your internal control over financial reporting as required by Item 308T(b) of Regulation S-K.  Also, tell us why this section is not labeled “Item 4T” as required buy the Form 10-Q sample form guidance.

Company Response to Question #8:

During the quarterly periods ended May 31, 2008, August 31, 2008 and November 30, 2008, there were no changes in our internal control over financial reporting that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.  Consequently, no changes were disclosed in Item 4.  We will amend those filings to include the following:

“There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended                                that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Also, in the amended filings, that section will be labeled “Item 4T”.

We also acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of disclosures in its filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

While we hope that the attached responses will bring this review to a close, we remain willing and able to answer additional questions or any other concerns that the Commission may have.

Sincerely,

/s/John A. Elwood
John A. Elwood
Vice President — Finance and
Chief Financial Officer